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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Rocca                                Curtis                 M.
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   (Last)                            (First)              (Middle)

9712 Merriweather                    Court
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                                    (Street)

Granite Bay                             CA                 95746
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Schick Technologies, Inc./ SCHK
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


        11/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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                                                                                Common
Options      $2.15   7/8/02            A         30,000       (1)      7/8/12   Stock     30,000          30,000    D
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Explanation of Responses:

(1) 50% shall vest immediately on 7/8/02 and the last 50% shall vest on 7/8/03.


/s/ Curtis M. Rocca, by Michael Friedlander, Esq.               11/29/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                POWER OF ATTORNEY

      KNOW EVERYONE BY THESE PRESENTS, which are intended to constitute a GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

      That I Curtis M. Rocca III, residing at 9712 Merriweather Court, Granite Bay, CA 95746, do hereby appoint: Ronald Rosner, residing at 16 New Castle Avenue, Plainview, NY 11803 or Michael Friedlander, residing at 150 -30 71st Avenue, Flushing, NY 11367, MY ATTORNEY(S)-IN-FACT TO ACT IN MY NAME, PLACE AND STEAD in any way which I myself could do, if I were personally present, with respect to the following matter as defined in Title 15 of Article 5 of the New York General Obligations Law to the extent that I am permitted by law to act through an agent: (k) records, reports and statements, which shall be limited to the execution and filing of "Forms 4 and 5" in connection with my ownership, purchase or sale of Schick Technologies stock or options, pursuant to Section 16(a) of the Securities Exchange Act of 1934, and all documents related thereto.................[x](please place your initials in this box).

      IN WITNESS WHEREOF, Curtis M. Rocca III has hereunto set his hand and seal on this day of August 27, 2002.

                                            By:  /s/ Curtis M. Rocca
                                                 ----------------------------

State of   New York

County of  Queens      ss.:

      On August 27, 2002, before me came Curtis M. Rocca III, to me known, and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that he executed the same.

                                            /s/ Zvi N. Raskin
                                            ---------------------------------
                                            Notary Public

                                            Registration # 02RA4954828
                                            Commission Expires Nov. 9, 2005